Exhibit 99.01
LDK Solar Signs Wafers Supply Agreement with Mosel Vitelic, Inc.
Xinyu City, China and Sunnyvale, CA, October 3, 2007 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today that it has signed a five-year contract to supply multicrystalline solar wafers to Taiwan-based Solartech Energy Corp.
Under the terms of the agreement, pricing is fixed for the first three years. During this period, LDK Solar will deliver multicrystalline solar wafers to Solartech valued at approximately US$224 million with initial delivery commencing in 2008.
“We are pleased to strengthen our long-standing partnership with Solartech, one of our first customers,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “We continue to selectively allocate our wafer supplies and to build our presence as a global leader in the solar industry.”
“This agreement enables us to secure a significant amount of LDK Solar’s high-quality wafers as we rapidly increase our production capacity. Solartech plans to double its capacity to 60 MW in November 2007 and to add 50 MW annually over the next two years to reach an annual production capacity of 160 MW in 2009,” stated Charles C. Chang, President of Solartech. “We are excited to enter this multi-year supply contract and continue building on our strategic partnership with LDK Solar as we expand our business in the years to come.”
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The company’s office in the United States is located in Sunnyvale, California.
About Solartech
Founded in June 2005 in Taiwan, Solartech Energy Corp. (SEC) was established on the premise of creating a sustainable business that also provided green energy to the world. SEC currently has more than 100 employees and R&D experts in solar cell technologies who are involved in the business of research, development, and manufacturing of high efficiency solar cells. SEC has been equipped with a fully automated production line, which currently has an annual production capacity of 30 MW but will be expanded from 30 MW to 60 MW in 2007. With an enterprising and pioneering spirit, SEC strives to provide clean power to the world by expanding its services that facilitate the growth and expansion of photovoltaic projects while ensuring high quality products and developing cutting-edge technologies.
Safe Harbor Statement
This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although LDK Solar believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risk and uncertainties that could cause actual results to differ materially from those projected.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801